SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                       Adelphia Communications Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)



                 Class A Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   00684 810-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  May 13, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 00684 810-5                                         Page 2 of 21 Pages
----------------------                                        ------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The Claire Tow Trust

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2                                                               (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        OO
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]


--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       State of New York

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 17,307,308

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                0
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 17,307,308

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          17,307,308
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12        (See Instructions)[ ]

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          7.635%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON (See Instructions)
14
          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 00684 810-5                                         Page 3 of 21 Pages
----------------------                                        ------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The Leonard and Claire Tow Charitable Trust, Inc.

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
2                                                               (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        OO
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]


--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       State of Connecticut

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 2,064,039

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                0
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 2,064,039

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          2,064,039
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12        (See Instructions)[ ]

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          0.911%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON (See Instructions)
14
          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 00684 810-5                                         Page 4 of 21 Pages
----------------------                                        ------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The Tow Charitable Remainder Unitrust #1

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2                                                               (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        OO
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]


--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       State of Connecticut

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 1,061,960

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                0
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 1,061,960

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          1,061,960
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12        (See Instructions) [ ]

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          0.468%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON  (See Instructions)
14
          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 00684 810-5                                         Page 5 of 21 Pages
----------------------                                        ------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The Tow Foundation

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2                                                               (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        OO
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]


--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       State of Delaware

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 386,331

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                0
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 386,331

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          386,331
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12        (See Instructions) [ ]

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          0.170%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON (See Instructions)
14
          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 00684 810-5                                         Page 6 of 21 Pages
----------------------                                        ------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Claire Tow

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2                                                               (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        OO
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]


--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       United States

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 140,160

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                0
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 140,160

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          140,160
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12        (See Instructions) [ ]

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          0.062%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON (See Instructions)
14
          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 00684 810-5                                         Page 7 of 21 Pages
----------------------                                        ------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Leonard Tow

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2                                                               (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        OO
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]


--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       United States

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 6,095,762

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                0
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 6,095,762

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          6,095,762
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12        (See Instructions) [ ]

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          2.689%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON (See Instructions)
14
          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 00684 810-5                                         Page 8 of 21 Pages
----------------------                                        ------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        David Rosensweig

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2                                                               (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        OO
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]


--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       United States

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 5,000

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                0
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 5,000

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          5,000
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12        (See Instructions) [ ]

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          0.002%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON (See Instructions)
14
          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 00684 810-5                                         Page 9 of 21 Pages
----------------------                                        ------------------



ITEM 1.     SECURITY AND ISSUER

            This statement relates to shares of Class A common stock, $0.01 par value per share (the "Class A Common Stock"), of Adelphia Communications Corporation, a Delaware corporation (the "Company"). On February 14, 2002, (1) The Claire Tow Trust, (2) The Leonard and Claire Tow Charitable Trust, Inc., (3) The Tow Charitable Remainder Unitrust #1, (4) The Tow Foundation, Inc., (5) Claire Tow, (6) Leonard Tow and (7) David Z. Rosensweig (collectively, the "Reporting Person") filed a Schedule 13G disclosing their beneficial ownership of more than 5% of the Class A Common Stock. The Reporting Persons are filing this Schedule 13D pursuant to Rule 13d-1(e)(1) of the Exchange Act.

            The Company's principal executive office is located at One North Main Street, Coudersport, PA 16915-1141.


ITEM 2.     IDENTITY AND BACKGROUND.

            (a)   This statement is being filed by:

                  (1) The Claire Tow Trust
                  (2) The Leonard and Claire Tow Charitable Trust, Inc.
                  (3) The Tow Charitable Remainder Unitrust #1
                  (4) The Tow Foundation, Inc.
                  (5) Claire Tow
                  (6) Leonard Tow
                  (7) David Z. Rosensweig

            The Reporting Persons are filing this joint Schedule 13D because they may be regarded as a group. However, each Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons and disclaims membership in a group, and this filing shall not constitute an acknowledgement that the Reporting Persons constitute a group.

            (b) The Reporting Persons reside at:

                  (1) The Claire Tow Trust
                  (2) The Leonard and Claire Tow Charitable Trust, Inc.
                  (3) The Tow Charitable Remainder Unitrust #1
                  (4) The Tow Foundation, Inc.
                      c/o David Z. Rosensweig
                      72 Pondfield Road West
                      Bronxville, NY 10708
                  (5) Claire Tow
                  (6) Leonard Tow
                      160 Lantern Ridge Road
                      New Canaan, CT 06840

                                  SCHEDULE 13D

CUSIP No. 00684 810-5                                        Page 10 of 21 Pages
----------------------                                       -------------------


                  (7) David Z. Rosensweig
                      72 Pondfield Road West
                      Bronxville, NY  10708

            (c) The following Reporting Person's present principal occupation is:

                  (1) Claire Tow:            Executive, private foundations.
                  (2) Leonard Tow:           Business Executive.
                  (3) David Z. Rosensweig:   Attorney.

            (d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) The Reporting Persons' citizenship is as follows:

                  (1) The Claire Tow Trust - State of New York
                  (2) The Leonard and Claire Tow Charitable Trust, Inc. - State
                      of Connecticut,
                  (3) The Tow Charitable Remainder Unitrust #1 - State of
                      Connecticut,
                  (4) The Tow Foundation, Inc. - State of Delaware
                  (5) Claire Tow - United States,
                  (6) Leonard Tow - United States
                  (7) David Z. Rosensweig - United States


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Other than The Leonard and Claire Tow Charitable Trust, Inc. (the "Charitable Trust") and the Tow Charitable Remainder Unitrust #1 (the "Unitrust"), the Reporting Persons are all former stockholders of Century Communications Corp., which merged with a subsidiary of the Company in 1999. In the merger, the Reporting Persons' shares (other than the Charitable Trust and the Unitrust) in Century Communications Corp. were converted into cash and shares of Class A Common Stock. The shares held by the Charitable Trust and the Unitrust were received by such entities as contributions.

                                  SCHEDULE 13D

CUSIP No. 00684 810-5                                        Page 11 of 21 Pages
----------------------                                       ------------------



ITEM 4.     PURPOSE OF TRANSACTION.

            The Reporting Persons have been following the recent developments at the Company and, in particular, the Company's recent disclosures about personal borrowings by the Rigas family guaranteed by the Company which are likely to result in a charge to the equity of the Company of at least $1.6 billion through 12/31/01, the resulting Securities and Exchange Commission inquiry, the Company's plans to restate its financial statements, and the Company's plans to sell assets. The Reporting Persons are concerned that the value of their investment in the Company could be further eroded.

            In order to protect their substantial investment in the Company, the Reporting Persons delivered a letter to the Company, dated May 13, 2002 (a copy of which is attached to this filing as Exhibit A), pursuant to which the Reporting Persons exercised their right under certain agreements with the Company and its controlling stockholders to be represented on the Company's board of directors by Leonard Tow, Scott Schneider and Rudy Graf.

            In light of the foregoing, the Reporting Persons may attempt to influence control of the Company, including, without limitation, by (i) enforcing their right to be represented on the Company's board of directors,
(ii) proposing a slate of nominees for election to the Company's board of directors and soliciting proxies to vote in favor of such nominees and/or (iii) initiating stockholder proposals for approval by the Company's stockholders. The Reporting Persons may, in any event, purchase additional shares of Class A Common Stock, or sell all or a portion of the shares of Class A Common Stock now owned or hereafter acquired by them, in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also transfer shares to or from a Reporting Person to another Reporting Person. The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

            Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.

                                  SCHEDULE 13D

CUSIP No. 00684 810-5                                        Page 12 of 21 Pages
----------------------                                       ------------------


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) Based on publicly available information, there are 226,683,167 shares of Class A Common Stock currently outstanding. The Reporting Persons beneficially own:


            1. The Claire Tow Trust                     17,307,308 shares

            2. The Leonard and Claire                   2,064,039 shares
               Tow Charitable Trust, Inc.

            3. The Tow Charitable                       1,061,960 shares
               Remainder Unitrust #1

            4. The Tow Foundation, Inc.                 386,331 shares

            5. Claire Tow:

            Directly:                                   140,160 Shares

            May be deemed to share beneficial
            ownership of shares owned
            directly by:

                  i.    The Claire Tow Trust            17,307,308 Shares

                  ii.   The Leonard and                 2,064,039 shares
                        Claire Tow Charitable
                        Trust, Inc.

                  iii.  The Tow Foundation, Inc.        386,331 shares

                                  TOTAL:                19,757,678 shares


            Claire Tow disclaims beneficial ownership of shares held by each and all of the above three entities and by Leonard Tow.

                                  SCHEDULE 13D

CUSIP No. 00684 810-5                                        Page 13 of 21 Pages
----------------------                                       -------------------



            6. Leonard Tow:

            Directly:                                   6,095,762 Shares

            May be deemed to share beneficial ownership of shares owned directly by:

                  i.   The Claire Tow Trust             17,307,308 Shares

                  ii.  The Leonard and Claire Tow
                       Charitable Trust, Inc.           2,064,039 shares

                  iii. The Tow Foundation, Inc.         386,331 shares

                  iv.   Citizens Communications Company 3,059,007 shares


                            TOTAL:                      22,816,685 shares

            Leonard Tow disclaims beneficial ownership of shares held by each and all of the aforesaid four entities and by Claire Tow.


            7. David Z. Rosensweig

            Directly:                                   5,000 Shares

            May be deemed to share beneficial ownership of shares owned directly by:

                  i.   The Claire Tow Trust             17,307,308 Shares

                  ii.  The Leonard and Claire
                       Tow Charitable Trust, Inc.       2,064,039 shares

                  iii. The Tow Charitable
                       Remainder Unitrust #1            1,061,960 shares

                  iv.  The Tow Foundation, Inc.         386,331 shares


                            TOTAL:                      20,819,638 shares

         David Z. Rosensweig disclaims beneficial ownership of shares held by each and all of the above four entities.

                                  SCHEDULE 13D

CUSIP No. 00684 810-5                                        Page 14 of 21 Pages
----------------------                                       -------------------



The percentage of Class A Common Stock beneficially owned by the Reporting Persons is:


            1. The Claire Tow Trust                     7.635 %

            2. The Leonard and Claire
               Tow Charitable Trust, Inc.               0.911%

            3. The Tow Charitable                       0.468%
               Remainder Unitrust #1

            4. The Tow Foundation, Inc.                 0.170%

            5. Claire Tow

            Directly:                                   0.062%

            Together with entities                      9.246%
            referenced in Item 5(a)(5):


            6. Leonard Tow

            Directly:                                   2.689%

            Together  with entities                     12.755%
            referenced in Item 5(a)(6):


            7. David Z. Rosensweig

            Directly:                                   0.002%

            Together with entities                      9.187%
            referenced in Item 5(a)(7):

                                  SCHEDULE 13D

CUSIP No. 00684 810-5                                        Page 15 of 21 Pages
----------------------                                       -------------------



            (b) The Reporting Person has the sole power to vote, or to direct the vote of, and sole power to dispose of, or to direct the disposition of the shares of Class A Common Stock as disclosed below:

            (i) Sole Voting Power and Sole Power to Dispose or Direct Disposition of:


            1. The Claire Tow Trust                     17,307,308

            2. The Leonard and Claire                   2,064,039
               Tow Charitable Trust, Inc.

            3. The Tow Charitable                       1,061,960
               Remainder Unitrust #1

            4. The Tow Foundation, Inc.                 386,331

            5. Claire Tow                               140,160

            6. Leonard Tow                              6,095,762

            7. David Z. Rosensweig                      5,000



            (ii) Shared Voting Power and Shared Power to Dispose or Direct Disposition of:


            1. The Claire Tow Trust                     0

            2. The Leonard and Claire                   0
               Tow Charitable Trust, Inc.

            3. The Tow Charitable                       0
               Remainder Unitrust #1

            4. The Tow Foundation, Inc.                 0

            5. Claire Tow                               0*

            6. Leonard Tow                              0*

            7. David Z. Rosensweig                      0*

            * But see Item 5(a).

                                  SCHEDULE 13D

CUSIP No. 00684 810-5                                        Page 16 of 21 Pages
----------------------                                       -------------------



            (c) The Reporting Persons did not have any transactions relating to Class A Common Stock in the last 60 days.

            (d) Not Applicable.

            (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            (a) Under Section 7.12 of the Merger Agreement pursuant to which the Company acquired Century Communications Corp., for as long as the Reporting Persons (and their transferees) own at least 10% of the outstanding Class A Common Stock of the Company, the Reporting Persons shall be entitled to nominate up to three members of the Company's board of directors. The Merger Agreement is attached to this filing as Exhibit B.

            (b) The Reporting Persons are also party to a Tag-Along Rights Agreement with the Company's controlling shareholders ("Shareholders"), which gives the Reporting Persons rights to sell their shares of Class A Common Stock in connection with certain sales of Company stock by the Shareholders. In addition, Section 12 of the Tag-Along Rights Agreement provides that as long as the Reporting Persons own at least 10% of the outstanding common stock of the Company, the Shareholders will vote or cause to be voted their shares of Company stock so as to (i) elect Leonard Tow, Scott Schneider and Bernhard Gallagher to the board of directors of the Company and (ii) subject to the reasonable discretion of the Shareholders, elect such other designees as may be nominated. The Tag-Along Rights Agreement is attached to this filing as Exhibit C.

            (c) The Reporting Persons have also been granted certain registration rights with respect to their shares of Class A Common Stock pursuant to the Registration Rights Agreement between the Reporting Persons and the Company. The Registration Rights Agreement is attached to this filing as Exhibit D.

                                  SCHEDULE 13D

CUSIP No. 00684 810-5                                        Page 17 of 21 Pages
----------------------                                       -------------------





ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A   Letter from Leonard Tow to the Company, dated May 13,
                        2002.

            Exhibit B   Agreement and Plan of Merger by and among the Company,
                        Adelphia Acquisition Subsidiary, Inc., and Century
                        Communications Corp., dated as of March 5, 1999.
                        (Incorporated herein by reference is Exhibit 2.01 to the Company's current Report on Form 8-K for the event dated
                        February 22, 1999.) (File No. 0-16014).

            Exhibit C   Tag-Along Rights Agreement dated as of July 12, 1999,
                        among the Company, the Century Class B Holders (named therein), Ms. Claire Tow and the holders of the Company's Class B Common Stock (named therein).
                        (Incorporated herein by reference is Exhibit 10.02 to the Company's Current Report on Form 8-K for the event dated July 12, 1999.) (File No. 0-16014).

            Exhibit D   Registration Rights Agreement dated as of July 12, 1999,
                        among the Company, the Century Class B Holders (as defined therein) and Ms. Claire Tow. (Incorporated herein by reference is Exhibit 10.01 to the Company's
                        Current Report on Form 8-K for the event dated July 12,
                        1999.) (File No. 0-16014).

                                  SCHEDULE 13D

CUSIP No. 00684 810-5                                        Page 18 of 21 Pages
----------------------                                       -------------------





            SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       May 13, 2002.


                                       The Claire Tow Trust


                                       By:  /s/ David Z. Rosensweig
                                            -----------------------------------
                                            David Z. Rosensweig, Trustee



                                       The Leonard and Claire Tow Charitable
                                          Trust, Inc.


                                       By:  /s/ David Z. Rosensweig
                                            -----------------------------------
                                            David Z. Rosensweig, Secretary



                                       The Tow Charitable Remainder Unitrust
                                          Trust #1


                                       By:  /s/ David Z. Rosensweig
                                            -----------------------------------
                                            David Z. Rosensweig, Secretary



                                       The Tow Foundation, Inc.


                                       By:  /s/ David Z. Rosensweig
                                            -----------------------------------
                                            David Z. Rosensweig, Trustee



                                       Claire Tow


                                       By:  /s/ David Z. Rosensweig
                                            -----------------------------------
                                            David Z. Rosensweig,
                                            Attorney in Fact

                                  SCHEDULE 13D

CUSIP No. 00684 810-5                                        Page 19 of 21 Pages
----------------------                                       -------------------





                                       Leonard Tow


                                       By:  /s/ David Z. Rosensweig
                                            -----------------------------------
                                            David Z. Rosensweig,
                                            Attorney in Fact


                                       David Z. Rosensweig


                                       By:  /s/ David Z. Rosensweig
                                            -----------------------------------
                                             David Z. Rosensweig

                                  SCHEDULE 13D

CUSIP No. 00684 810-5                                        Page 20 of 21 Pages
----------------------                                       -------------------




                                                                       EXHIBIT A

                                   Leonard Tow
                             160 Lantern Ridge Road
                          New Canaan, Connecticut 06840



May 13, 2002


Members of the Board of Directors
Adelphia Communications Corporation
One North Main Street
Coudersport, Pennsylvania  16915

Gentlemen:

As you know and as the records of your transfer agent will confirm, Claire Tow, The Claire Tow Trust, The Tow Foundation, Inc., The Leonard and Claire Tow Charitable Trust, Inc., The Tow Charitable Remainder Unitrust #1, and I are the beneficial owners of more than ten percent of the outstanding shares of Class A common stock of Adelphia Communications Corporation. I have been following with great interest and substantial concern, the recent developments at Adelphia and, in particular, the surprising disclosures about personal borrowings by the Rigas family guaranteed by the company which are likely to result in a charge to the equity of the company of at least $1.6 billion through 12/31/01, the resulting SEC inquiry, the company's plan to restate financials, and the company's plans to sell assets. Since the end of March, my family's investment in Adelphia has lost approximately 70% of its value. I am deeply concerned that the value of our investment could be further eroded.

To protect my family's substantial investment in Adelphia, as well as the interests of other minority shareholders, I have determined that I must now enforce my and my family's right to be represented on Adelphia's board of directors pursuant to Section 7.12 of the Agreement and Plan of Merger, dated as of March 5, 1999, among Adelphia Communications Corporation, Adelphia Acquisition Subsidiary, Inc. and Century Communications Corp. and Section 12 of the Tag-Along Rights Agreement, dated as of July 12, 1999, among Adelphia Communications Corporation, the Century Class B Holders (as defined therein), Ms. Claire Tow and the Adelphia Class B Holders (as defined therein). I hereby request that Scott Schneider, Rudy Graf and I be appointed to the Adelphia Board of Directors and that this appointment be effected on an expeditious basis. Scott Schneider and I were heretofore approved in the Tag-Along Rights Agreement and assuredly Rudy Graf meets any criteria of "reasonable discretion" as set forth in the Tag-Along Rights Agreement. Mr. Graf currently serves as Vice Chairman, President and Chief Operations Officer of Citizens Communications Company. From 1990 to 1999 he served as Director, President and Chief Operating Officer of Centennial Cellular Corp.

                                  SCHEDULE 13D

CUSIP No. 00684 810-5                                        Page 21 of 21 Pages
----------------------                                       -------------------


I trust that the Board will take all necessary action to comply with this request and the company's obligations under the merger agreement and that the Rigas family will comply with its obligations under the Tag-Along Rights Agreement, including the taking of all necessary action by written consent of stockholders.

Sincerely,

/s/ Leonard Tow

Leonard Tow



cc:   Adelphia Communications Corporation
      Main at Water Street
      Coudersport, Pennsylvania 16915
      Attention: Timothy J. Rigas, Executive Vice President

      Buchanan Ingersoll Professional Corporation
      301 Grand Street, 20th Floor
      Pittsburgh, PA 15219
      Attention: Bruce Booken and Carl Rothenberger, Jr.

      Each member of the Board of Directors of Adelphia Communications Corporation, being

      Dennis Coyle
      Leslie Gelber
      Erland E. Kailbourne
      Pete J. Metros
      John J. Rigas
      James P. Rigas
      Michael J. Rigas
      Timothy J. Rigas
      Peter Venetis